SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 10, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series III, V, VI & VII Convertible Preferred Stock.

June 10, 2003

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on June 10, 2003, the following cash dividends were declared:

1.          $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

2.          P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

3.          US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

4.          JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

In compliance with Section 17.1 (b) of the Securities Regulation Code, we disclose that the Board of Directors of the Company, at its meeting held on June 10, 2003 declared the following cash dividends:

1.       $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

2.       P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

3.       US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

4.       JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, payable on July 15, 2003 to the holders of record on June 27, 2003.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 10, 2003